Jodie M. Bourdet

+1 415 693 2054

jbourdet@cooley.com

VIA EDGAR

May 18, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:  Jan Woo, Legal Branch Chief

Matthew Derby, Staff Attorney

Christine Dietz, Assistant Chief Accountant

Frank Knapp, Staff Accountant

RE:        ShotSpotter, Inc.

Registration Statement on Form S-1

Filed on May 2, 2017

SEC File No. 333-217603

Ladies and Gentlemen:

On behalf of ShotSpotter, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on May 18, 2017, regarding the registration statement referenced above (the “Registration Statement”).

For convenience, we reference the Staff’s prior comment 8:

We note that your future growth depends on acquiring new customers, increasing coverage area expansion and renewing existing customer relationships. Based on your discussion of the revenue retention rate, it is unclear what percentage of your existing customers renews their subscription. It also does not reflect the impact on your business from the acquisition new customers. Consider disclosing revenue information and trends on a new versus existing customer basis and providing historical renewal rates. Refer to Section III.B of SEC Release 33-8350.

Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t: (415) 693-2000  f: (415) 693-2222  cooley.com

The Company supplements its prior response to comment 8 by advising the Staff that the Company determined that revenue retention rate was the best metric to measure the current and future performance of its business as it relates to existing customers.  Individual customers generate different amounts of revenue depending on the price they pay, the square miles covered and whether there is an increase or decrease in the overall coverage area from period to period.  A loss of a customer may have no effect on the revenue retention rate. Conversely, even if customer retention is stable, our revenue retention rate can change dramatically.  The Company believes that revenue retention rate captures the positive and negative impact of changes in customer retention, price and coverage area in the way that is most meaningful to investors.  However, in response to the Staff’s comment, the Company proposes to revise its disclosure as provided below to clarify that revenue retention rate does not include revenue from customers added during the period (i.e., new customers) and to better explain the Company’s low churn (new text shown as underlined):

Prospectus Summary — Key Business Metrics, footnote (1) (page 13):

“(1)                           Revenue retention rate. We calculate our revenue retention rate for a year by dividing the (a) total revenues for such year from those customers who were customers during the corresponding prior year by (b) the total revenues from all customers in the corresponding prior year. For the purposes of calculating our revenue retention rate, we count as customers all entities with which we had contracts in the applicable period.  Revenue retention rate for any given period does not include revenue attributable to customers first acquired during such period.  We focus on our revenue retention rate because we believe that this metric provides insight into revenue related to and retention of existing customers. If our revenue retention rate for a year exceeds 100% as it did in the years presented above, this indicates a low churn and means that the revenues retained during the year, including from customer expansions, more than offset the revenues that we lost from customers that did not renew their contracts during the year.  As further evidence of our low churn, since transitioning our public safety business to the ShotSpotter Flex model in 2011, we have added 46 new ShotSpotter Flex customers, but only two such customers have terminated service.  We measure revenue retention rate on an annual basis.”

Management’s Discussion and Analysis — Key Business Metrics — Revenue Retention Rate (page 53)

“We calculate our revenue retention rate for a period by dividing the (a) total revenues for such year from those customers who were customers during the corresponding prior year by (b) the total revenues from all customers in the corresponding prior year. For the purposes of calculating our revenue retention rate, we count as customers all entities with which we had contracts in the applicable year.  Revenue retention rate for any given period does not include revenue attributable to customers first acquired during such period.  We focus on our revenue retention rate because we believe that this metric provides insight into revenue related to and retention of existing customers. If our revenue retention rate for a year exceeds 100%, as it did in the years presented above, this indicates a low churn and means that the revenues retained during the year, including from customer expansions, more than offset the revenues that we lost from customers that did not renew their contracts during the year.  As further evidence of our low churn, since transitioning our public safety business to the ShotSpotter Flex model in 2011, we have added 46 new ShotSpotter Flex customers, but only two such customers have terminated service.  We measure revenue retention rate on an annual basis.

Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t: (415) 693-2000  f: (415) 693-2222  cooley.com

Business — Our Customers (page 85-86):

“As of March 31, 2017, we had active deployments of our solutions in more than 90 locations in the United States, Puerto Rico, the U.S. Virgin Islands and South Africa, including 74 public safety customers in 89 cities and municipalities across the United States and in four of the ten largest cities.  Our largest customers of our public safety solution, measured by covered square miles, included: New York City, New York; Birmingham, Alabama; Chicago, Illinois; Washington, D.C.; Oakland and San Francisco, California; and the Puerto Rico Housing Administration. Of our 74 public safety customers, over 39% have expanded their coverage areas from their original deployment areas by an average of seven square miles, and our revenue retention rate has been over 100% for each of 2016, 2015 and 2014. Since transitioning our public safety business to the ShotSpotter Flex model in 2011, we have added 46 new ShotSpotter Flex customers, but only two such customers have terminated service.  Our public safety solution covered approximately 450 square miles worldwide as of March 31, 2017, up from approximately 230 square miles as of the end of 2013. We also had six security solutions customers covering seven higher education campuses, of which five had their solutions fully deployed as of March 31, 2017.”

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We greatly appreciate the Staff’s assistance in clearing these comments as quickly as possible.  Should you have any additional questions or comments concerning the Registration Statement, Amendment No. 1 or this response letter, please contact the undersigned at (415) 693-2054 or Rob Phillips at (415) 693-2020.

Sincerely,

/s/ Jodie M. Bourdet
Jodie M. Bourdet

cc:                                Ralph Clark, Chief Executive Officer, ShotSpotter, Inc.

Alan Stewart, Chief Financial Officer, ShotSpotter, Inc.

Sonya Strickler, Vice President of Finance, ShotSpotter, Inc.

Rob Phillips, Cooley LLP

Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t: (415) 693-2000  f: (415) 693-2222  cooley.com